NewsRelease

TransCanada to Present at American Gas Association Financial Forum

Calgary, Alberta – May 4, 2012 – Greg Lohnes, President, Natural Gas Pipelines for TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting at the American Gas Association Financial Forum in Scottsdale, AZ on May 7, 2012 at 8:30 a.m. MDT.

A link to the webcast and a copy of the presentation will be available in the Investor Centre section of TransCanada’s website at: http://www.transcanada.com/eventspresentations.html

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada.

Media Enquiries:
Grady Semmens/Shawn Howard
403.920.7859
800.608.7859

Investor & Analyst Enquiries:
David Moneta/Terry Hook/Lee Evans
403.920.7911
800.361.6522